Exhibit 4.34

AMENDED AND RESTATED MANAGEMENT AGREEMENT

This AMENDED AND RESTATED MANAGEMENT AGREEMENT (the “Agreement”) is made effective as of January 2nd, 2015 among ALLSEAS MARINE S.A., a Liberian company (the “Manager”) and ______________, a ___________ company (“Owner”).

WHEREAS, the Owner and the Manager have entered into a Management Agreement dated ________ as amended from time to time for the management of the _____________ (the “Vessel”);

WHEREAS, the Owner and the Manager wish to cease a portion of the services that are provided by the Manager under the terms of the Agreement;

NOW, THEREFORE, in consideration of the mutual covenants and premises of the parties hereto and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

CLAUSE 1:     APPOINTMENT

The Owner hereby appoints the Manager as the Technical and Commercial Manager of the Vessel to provide full technical and commercial services and the Manager hereby accepts such appointment on the terms and conditions of this Agreement.

The Manager undertakes to use its best endeavors to provide its Management Services specified in the clauses agreed herein below, on behalf of the Owner in accordance with sound ship management practice.

The Manager may at its sole discretion appoint sub-managers, at any time throughout the duration of this Agreement, to discharge any of the Manager's duties.

CLAUSE 2:     TERM

This Agreement shall come into effect as of January 2nd, 2015 and shall continue for a period of five years.

Thereafter it shall renew for further continuous periods of five years, unless written notice is given by either party at least thirty (30) days prior to the expiration of the term of this Agreement.

Notwithstanding the foregoing, this Agreement may be terminated pursuant to Clause 12 of this Agreement. Any notice of termination pursuant to Clause 12 of this Agreement shall not be effective until thirty (30) days following its having been delivered, unless otherwise mutually agreed in writing.

CLAUSE 3:     THE MANAGER'S GENERAL OBLIGATIONS

The Manager shall, on behalf of the Owner, attend to the day-to-day technical and commercial management of the Vessel in accordance with sound technical and commercial shipping industry standards.

In the exercise of its duties hereunder the Manager shall act fully in accordance with the reasonable policies, guidelines and instructions from time to time communicated to it by the Owner and serve the Owner faithfully and diligently in the performance of this Agreement, according to technical and commercial shipping industry standards.

In the performance of this Agreement, the Manager shall protect the interests of the Owner in all matters directly or indirectly relating to the Vessel.

The Manager shall ensure that adequate manpower is employed by it to perform its obligations under this agreement. Insofar as practicable, it shall use its best efforts to ensure fair distribution of available manpower, supplies and services as between the Vessel and all other vessels under its management.

CLAUSE 4:     MANAGER'S POWER

The Manager is entitled to carry out its duties under the terms of this Agreement as provided in relative clauses herein as the Owner's agent at its own discretion.

In the performance of this Agreement, the Manager shall be authorized to perform the services described in Clauses 5 and 6 and to do all such things or take all such actions related to such performance in accordance with technical and commercial industry standards.

The Manager is under no circumstances authorized to mortgage or otherwise encumber the Vessel, as security for loans or other amounts due. To the extent permitted by law, the Manager will take all reasonable measures to avoid creating liens on the Vessel for services or necessaries, which are not the responsibility of the Owner.

CLAUSE 5:     TECHNICAL MANAGEMENT SERVICES

❖	CREWING

01.  The Manager shall provide adequate and properly qualified Crew for the Vessel as required by the Owner, provision of which includes but is not limited to the following functions:

•	Employment of master, officers, and crew (hereinafter collectively referred to as the "Crew") of the Vessel;
•	Arrangement of transportation of the Crew, including repatriation;
•	Training of the Crew;

•	Supervision of the efficiency of the Crew and administration of all other Crew matters such as planning for the manning of the Vessel;
•	Payroll arrangement;
•	Arrangements and administration of pensions and Crew insurance;
•	Discipline and union negotiations;
•	Enforcement of appropriate standing orders.

❖	REPAIRS AND MAINTENANCE

The Manager shall provide technical management which includes, but is not limited to the following functions:

02.  Provisions of competent personnel to supervise the maintenance and general efficiency of the Vessel;

03.  Arrangement and supervision of drydockings, repairs, alterations and upkeep of the Vessel to the standards required by the Owner provided that the Manager shall be entitled to incur the necessary expenditure to ensure that the Vessel will comply with all requirements and recommendations of the classification society and with the laws and regulations of the country of registry of the Vessel and of the places where the Vessel trades;

04.  Arrangement of the supply of necessary provisions, stores, spares and lubricating oil;

05.  Appointment of surveyors and technical consultants as the Manager may consider from time to time to be necessary;

06.  Development, implementation and maintenance of a Safety Management System (SMS) in accordance with the ISM Code;

07.  Maintaining the Vessel in such condition as to be acceptable to charterers ;

08.  Arranging surveys associated with the commercial operation of the Vessel.

CLAUSE 6:     COMMERCIAL MANAGEMENT SERVICES

❖	SALE AND PURCHASE

01.  The Manager shall perform class records review and physical inspection and inform the Owner on the findings of such review and inspection. Any costs incurred by the Manager for inspection of such vessels for possible purchase to be fully reimbursed by the Owner.

02.  The Manager shall perform all functions necessary to allow owners to take physical delivery of the vessel and proceed with managing same under the terms of this contract.

03.  For vessel(s) to be sold by the Owner the Manager shall perform all functions necessary to enable the Owner to physically deliver the vessel to her contractual buyer.

❖	OPERATIONS AND FREIGHT COLLECTION

04.  To arrange the scheduling of the Vessel according to the terms of the Vessel's employment.

05.  To carry out all necessary communications with shippers, charterers and others involved with their receiving and handling of the Vessel at the loading and discharging ports, including notices required under the terms of the Vessel's employment.
On behalf of and in the name of the Owner to issue or cause to be issued to shippers customary bills of lading or other documents required under the terms of the Vessel's employment.

The Owner authorizes the Manager to permit cargo discharge in accordance with Letter of Indemnities issued, or invocation of same, and signed by the charterers and/or bank, working as per Owner's P&I Club regulations and instructions.

06.  To invoice on behalf of the Owner all freights and other sums due to Owner and accounts receivables arising from the operation of the Vessel. To give receipts therefore, to make any and all claims for monies due to Owner and to issue releases upon receipt of payment of such claims and in connection with the settlement of such claims.

To furnish the Master of the Vessel with appropriate voyage instructions and monitor voyage performance.

 The Manager will use its best efforts to achieve the most economical, efficient and quick dispatch of the Vessel between ports and at ports and terminals.

07.  With prior consent of the Owner, to institute, defend, intervene in, settle, compromise or abandon any legal proceedings by or against the Owner or by or against the Vessel or which in any way concerns the Vessel, their freight, earnings and disbursements or concerning the crew and officers on board the Vessel and for the purposes of this clause the expression "Legal Proceedings" shall include arbitration, civil, regulatory and criminal proceedings of all kinds. The handling of all such claims and legal matters shall always be consistent with the instructions and requirements of the Vessels' P&I Club, Hull Underwriters, or other insurers.

To provide the Owner with the following services:

• Appoint and negotiate fees for vessel husbandry agents at ports when necessary.

• Negotiate, arrange and stem fuel requirements as required for intended trading.

• Arranging berths or anchorages.

• Arranging for entry and clearance of the Vessel and all other services relating to the Vessel's movements in port, including tugs and pilots.

• Preparing laytime statements and or hire statements including obtaining port documents and expense supports necessary for such calculation.

❖	INSURANCE

08.  The Manager shall arrange such insurances as the Owner shall have instructed or agreed, in particular as regards insured values, deductibles and franchises.

All insurance policies shall be in the joint names of the Owner and the Manager provided that, unless the Manager give express prior consent, no liability to pay premiums or P&I calls shall be imposed on the Manager, notwithstanding the restrictions on P&I cover which would thereby result.

❖	ACCOUNTING

09.  The Manager shall establish an accounting system which meets the requirements of the Owner and provide regular accounting services, supply regular reports and records in accordance herewith;

Maintain the records of all costs and expenditures incurred hereunder as well as data necessary or proper for the settlement of accounts between the parties.

❖	AUDITING

10.  The Manager shall at all times maintain and keep true and correct accounts and shall make the same available for inspection and auditing by the Owner and such times as may be mutually agreed.

❖	BUDGETS AND THE MANAGEMENT OF FUNDS

11.  The Manager shall present to the Owner annually a budget for the following twelve months in such form as the Owner requires.

Subsequent annual budgets shall be prepared by the Manager and submitted to the Owner not less than one month before the anniversary date of the Manager's financial year.

The Owner shall indicate to the Manager its acceptance and approval of the annual budget within one month of presentation and in the absence of any such indication the Manager shall be entitled to assume that the Owner has accepted the said budget.

Following the agreement of the budget, the Manager shall prepare and present to the owner its estimate for the working capital requirement of the Vessel and the manager shall each month update this estimate. Based thereon, the Manager shall each month request the Owner for the funds required to run the Vessel for the ensuing month, including the payment of any occasional or extraordinary item of expenditure, such as emergency repair costs, additional insurance premiums, bunkers or provisions. Such funds shall be received by the Manager within ten days after the receipt of such request and shall be held to the credit of the Owner in a separate account.

The Owner shall place with the Manager for the duration of this Agreement an amount equal to one months' estimated running expenses as a working capital reserve. Upon termination of this Agreement all moneys remaining within the working capital reserve shall be returned to the Owner subject to the terms and conditions of this Agreement.

The Manager shall produce a quarterly comparison between budgeted and actual expenditure of the Vessel, if required to do so by the Owner.

Notwithstanding anything contained herein, the Manager shall in no circumstances be required to use or commit its own funds to finance the provision of the management Services.

CLAUSE 7:     ADMINISTRATION

01.  The Manager shall, at its own expense, provide all office accommodations, office equipment, communication, office stationery and office staff, as is required for the provision of its services hereunder.

The Manager will be reimbursed for all costs and expenses reasonably incurred in respect of the provisions of Clause 7.01, as provided for in the Administrative Services Agreement signed between the Manager and Box Ships Inc. on __________ and in any renewal there of.

02.  The manager shall handle and settle all claims arising out of the Management Services hereunder.

The Manager shall also have power to obtain legal or technical or other outside expert advice in relation to the handling and settlement of claims and disputes or all other matters effecting the interest of the Owner in respect of the Vessel.

The Owner shall arrange for the provision of any necessary guarantee, bond or security.

Any costs incurred by the Manager in carrying out its obligations according to this Clause 7.02 and under this Agreement in general, shall be settled by the Owner.

CLAUSE 8:     REMUNERATION

01.  The Owner shall pay the Manager a Management Fee of Euro 646,99 per day, payable monthly in advance. Such fee shall be adjusted in accordance with the official Eurozone inflation rate annually by the 1st June of each year, starting as of June 1, 2015.

It is further agreed that the Owner shall pay to the Manager a lump sum fee of US$ 15,000 (Fifteen Thousand US Dollars) for pre-delivery services rendered by the Manager to the Owner.

02.   The Manager shall at no extra cost to the Owner, provide its own office accommodation, office staff and stationary.

03.  Unless the Agreement is terminated by the Owner in accordance with Clauses 12.02, 12.03(c) and 12.03(d) of this Agreement or by reason of default by gross negligence or misconduct of Manager, its Directors, officers and/or employees in the performance under this Agreement, upon termination of this Agreement in relation to the Vessel, the Management Fee will be continued for 90 days from the date of termination. This is to cover operational and accounting costs of finalizing the Vessels' disbursements, demurrage, etc. In addition, the Owner shall continue to pay the following:

•	Crew support costs for a further period of three calendar months
•	An equitable proportion of any management staff redundancy costs which may materialise.

04.   In the event that the Manager is subject to termination without cause as the commercial and technical manager of the Vessel, except for the cases provided in Clauses 12.02 or 12.03 of this Agreement or by reason of default by gross negligence or misconduct of Manager, its Directors, officers and/or employees in the performance under this Agreement, such case shall constitute an involuntary termination (“Involuntary Termination”).

05.  In the event that the Manager is subject to Involuntary Termination, then the provisions of the Compensation Agreement between the Manager and Box Ships Inc. dated 12/09/2012 forming an integral part of this Agreement, or any renewal or amendment thereof, shall be applied.

*SUPERINTENDENTS' FEES

06.   When necessary or desirable to evaluate the Vessel's physical condition, and/ or supervise ship board activities, and/or attend to repairs and drydockings the Manager shall arrange for visitations by a Superintendent at various intervals during the term of this Agreement.

Should it be necessary for a Superintendent to visit the Vessel for a period greater than 5 days during any successive twelve month term (the first term commencing from the date of this Agreement) the Manager shall be entitled to charge the Owner with Euro 500 for every additional day.

CLAUSE 9:     INDEMNITY

01.  Except as provided in 9.02 below, neither the Manager nor any officer, director, shareholder or employee thereof shall be liable to the Owner or to any third party, including any Master, Officer or Crewmember employed on the Vessel or in connection therewith, for any loss or damage arising directly or indirectly out of the performance by the Manager of any of its obligations in respect of the Vessel under this Agreement. The Owner shall indemnify and hold harmless and defend the Manager of any of its obligations in respect of the Vessel under this Agreement. The Owner shall indemnify and hold harmless and defend the Manager, its officers, directors, shareholders and employees against any and all claims and demands (including costs and reasonable attorneys fees of defending such claim or demand) and any other losses or liabilities arising directly or indirectly out of the performance by the Manager of any of its duties in respect of the Vessel under this Agreement.

02.  The provisions of Clause 9.01 shall not apply with respect to any loss, Damage, claim, demand, or liability if and to the extent that the same results for Manager's, its officers', Directors', Shareholders' or Employees' gross negligence or willful misconduct in the performance of its duties under this Agreement.

03.  Clause 9 shall survive termination of this Agreement.

04.  Liability to Owners
Without prejudice to the liability/indemnity clauses referred to in this Agreement, the Managers shall be under no liability whatsoever to the Owners for any loss, damage, delay or expenses of whatsoever nature, whether direct or indirect, (including but not limited to loss of profit arising out of or in connection with detention of or delay to the Vessel) and howsoever arising in the course of performance of the Management Services unless same is proved to have resulted solely from the gross negligence or willful default of the Managers or their employees, or agents or sub-contractors employed by them in connection with the Vessel, in which case (save where loss, damage, delay or expenses has resulted form the Managers ’personal act or omission committed with the intent to cause same or recklessly and with knowledge that such loss, damage, delay or expenses would probably result) the Managers’ liability for each incident or series of incidents giving rise to a claim or claims shall never exceed a total of ten times the annual management fee payable hereunder.

CLAUSE 10:     HIMALAYA

It is hereby expressly agreed that no employee or agent of the Manager (including every sub-contractor form time to time employed by the Manager) shall, in any circumstances whatsoever, be under any liability whatsoever to the Owner for any loss, damage or delay of whatsoever kind arising or resulting directly or indirectly from any act, neglect or default on his part while acting in the course of, or in connection with his employment. Without prejudice to the generality of the foregoing provisions in this clause , every exemption, limitation, condition and liberty herein contained and every right, exemption from liability, defense and immunity of whatsoever nature applicable to the Manager or to which the Manager is entitled hereunder, shall also be available and shall extend to protect every such employee or agent of the Manager acting as aforesaid. For the purpose of all the foregoing provisions of this clause, the Manager is or shall be deemed to be acting as agent or trustee on behalf of and for the benefit of all persons who are or might be his servants or agents from time to time (including sub-contractors as aforesaid) and all such persons shall to this extent be or be deemed to be parties to this Agreement.

CLAUSE 11:     FORCE MAJEURE

01.  Neither party shall be liable to the other for loss or damage resulting from delay or failure to perform this Agreement, or any contract hereunder, either in whole or in part, when any such delay or failure shall be due to causes beyond its control due to civil war, insurrections, strikes, riots, fires, floods, explosions, earthquakes, serious accidents, or any acts of God, or failure of transportation, epidemics, quarantine restrictions, or labor trouble causing cessation, slow down, or interruption of work.

02.  In the event that a situation giving rise to force majeure which prevents a party from performing under this Agreement, the parties shall confer as to the further fulfillment or termination of this Agreement.

CLAUSE 12:     TERMINATION

01.  The Manager shall be entitled to terminate the Agreement by notice in writing if any moneys payable by the Owner shall not have been received in the Manager's nominated account within ten days of payment having been requested in writing by the Manager. The Manager shall also be entitled to terminate this Agreement by notice in writing if after the receipt of written notice of objection thereto from the Manager to the Owner, the Owner proceeds to employ the Vessel in a trade or in a manner which is, in the opinion of the Manager, likely to be detrimental to its reputation as Manager or be prejudicial to the commercial interest of the Manager.

02.  The Owner shall be entitled to terminate Manager's appointment hereunder by providing notice as per clause 2 to the Manager if:

a)	any money payable to the Owner under or pursuant to this Agreement are not paid or accounted for in full by the Manager in accordance with the provisions of this Agreement, or
b)	the Manager repeatedly neglects or fails to perform its principal duties or to meet its material obligations under his Agreement

03.  Notwithstanding the provision in Clause 2 and Clauses 12.01 and 12.02 of this Agreement and without prejudice to the accrued rights, if any, or Remedies of the parties under or pursuant hereof, this Agreement will be terminated:

a)	if the Owner ceases to be the owner of a Vessel by reason of a sale thereof; or
b)	if the Vessel becomes an actual or constructive or compromised or arranged total loss; or
c)	if the Vessel is requisitioned for title or any other compulsory acquisition of a Vessel occurs, otherwise than by requisition for hire; or
d)	if the Vessel is captured, seized, detained or confiscated by any government or persons acting or purporting to act on behalf of any government and is not released from such capture, seizure, detention or confiscation; the Agreement shall no longer apply to that ship; or
e)	if the Owner or the Manager ceased to carry on business, or a substantial of the business, properties or assets of either such party is seized or appropriated.
f)	if an order is made against the Owner or the Manager by any competent court or other appropriate authority or resolution passed for bankruptcy, dissolution or winding-up or for the appointment of a liquidator, manager, receiver or trustee of a party or of all or a substantial part of its assets, save for the purposes of amalgamation or re-organization (not involving or arising out of insolvency)

04.	For the purpose of clause 12.03 hereof:

a)	the date upon which the Vessel is to be treated as having been sold or otherwise disposed of shall be the date on which the Owner ceases to be registered as Owners of the Vessel.
b)	the Vessel shall not be deemed to be lost unless either the Vessel has become an actual total loss or agreement has been reached with the Underwriters in respect of her constructive, compromised or arranged total loss or if such agreement with the Underwriters is not reached, it is adjudged by a competent tribunal that a constructive loss of the vessel has occurred.
c)	the termination of this Agreement shall be without prejudice to all rights accrued between the Manager and the Owner prior to the date of termination.

05. Notwithstanding any other provision of this Agreement, this Agreement shall terminate if there is a change of control of the Owner’s parent company (the “Parent”). For purposes of this Section 12.05, a change of control of the Parent shall mean the occurrence of any of the following and shall constitute an Involuntary Termination:

(i) the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the Parent’s assets, other than a disposition to Paragon Shipping Inc. or any of its affiliates;

(ii) the adoption by the Parent’s board of directors of a plan of liquidation or dissolution of the Parent;

(iii) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” (as such term is used in Section 13(d)(3) of the U.S. Securities Exchange Act of 1934), other than Paragon Shipping Inc. or any of its affiliates, becomes the beneficial owner, directly or indirectly, of a majority of the Parent’s voting shares, measured by voting power rather than number of shares;

(iv) if, at any time, the Parent becomes insolvent, admits in writing its inability to pay its debts as they become due, is adjudged bankrupt or declares its bankruptcy or makes an assignment for the benefit of creditors, a proposal or similar action under the bankruptcy, insolvency or other similar laws of any applicable jurisdiction or commences or consents to proceedings relating to it under any reorganization, arrangement, readjustment of debt, dissolution or liquidation law or statute of any jurisdiction;

(v) the Parent consolidates with, or merges with or into, any person (other than Paragon Shipping Inc. or any of its affiliates), or any such person consolidates with, or merges with or into, the Parent, in any such event pursuant to a transaction in which outstanding shares of the Parent’s common stock are converted into or exchanged for cash, securities or other property, or receives a payment of cash, securities or other property, other than any such transaction where any shares of the Parent’s common stock outstanding immediately prior to such transaction is converted into or exchanged for voting stock of the surviving or transferee person constituting a majority of the outstanding voting power of such surviving or transferee person immediately after giving effect to such issuance; and

(vi) the first day on which a majority of the members of the Parent’s board of directors are not continuing directors of the Parent. The term “continuing directors” means, as of any date of determination, any member of the Parent’s board of directors who was:

(a) a member of the board of directors of the Parent on the date immediately after the closing of the Parent’s offering; or

(b) nominated for election or elected to the Parent’s board of directors with the approval of a majority of the directors then in office who were either directors immediately after the closing of this offering or whose nomination or election was previously so approved.

CLAUSE 13:     MODIFICATION OF AGREEMENT

No modification or any further representation, promise, or agreement in connection with subject matter under this Agreement shall be binding, unless made in writing and signed on behalf of the parties by duly authorized representatives.

CLAUSE 14:     ASSIGNABILITY OF AGREEMENT

This Agreement is not assignable by either party without the prior written consent of the other.

CLAUSE 15:     CONFIDENTIALITY

Except as may be required by applicable law, any non-public or confidential information relating to the business or affairs of the Owner or the Owner's principals obtained by the Manager in the performance of this Agreement shall be kept strictly confidential.

Except as may be required by applicable law this Agreement including all terms, details conditions and period is to be kept private and confidential and beyond the reach of any third party.

Except as may be required by applicable law, any non-public or confidential information relating to the business or affairs of the Manager and/or the Manager's Principals obtained by the Owner or the Owner's Principals in the performance of this Agreement shall be kept strictly confidential.

Confidential Information shall not include information that is now or subsequently becomes generally publicly known or available by publication, commercial use, or otherwise, through no act or fault of any of the parties;

The Confidential Information may be disclosed only to the employees, directors, lawyers or consultants of any party or of its affiliated, parent, daughter or related companies or subsidiaries having the need to know the same for the purpose of performing this Agreement by the parties and where such employees, directors, lawyers or consultants are bound by similar restrictions of confidentiality not to disclose the same.

In the event any party is ordered by any court of law or administrative tribunal to disclose any Confidential Information, such party shall provide to the other party a written notice of the forced disclosure as soon as practicable.

CLAUSE 16:     GOVERNING LAW

This Agreement shall be governed by and construed in accordance with English Law.

CLAUSE 17:     ARBITRATION

01.  All disputes arising out of this Agreement shall be arbitrated at London in the following manner. One arbitrator is to be appointed by each of the parties hereto and a third by the two so chosen. Their decision or that of any two of them shall be final and for the purpose of enforcing any award, this Agreement may be made a rule of the court. The arbitrators shall be commercial persons, conversant with shipping matters. Such arbitration is to be conducted in accordance with the rules of the London Maritime Arbitrators Association terms current at the time when the arbitration proceedings are commenced and in accordance with the Arbitration Act 1996 or any statutory modification or reenactment thereof.

02.  In the event that the Owner or the Manager shall state a dispute and designated an Arbitrator in writing, the other party shall have twenty (20) days, excluding Saturdays, Sundays and legal holidays to designate it's arbitrator, failing which the appointed arbitrator can render an award hereunder.

03.  Until such time as the arbitrators finally close the hearings, either party shall have the right, by written notice served on the arbitrators and on the other party, to specify further disputes or differences under this Agreement for hearing and determination.

04.  The arbitrators may grant any relief and render an award, which they or a majority of them deem just and equitable and within the scope of the Agreement of the parties, including but not limited to the posting of security. Awards pursuant to this Clause may include costs, including a reasonable allowance for attorneys’ fees and judgments may be entered upon any award made herein in any court having jurisdiction.

CLAUSE 18:     NOTICES

01.  Any notice or other communication required to be given or made hereunder shall be in writing and may be served by sending same by registered airmail electronic-mail, telex, facsimile, or by delivering the same (against receipt) to the address of the party to be served to such address as may from time to time be notified by that party for this purpose.

02.  Any notice served by post as aforesaid shall be deemed conclusively duly Served five days after the same shall have posted. Notices served by telex aforesaid shall be deemed conclusively to have been served on the day following of the same, provided evidence of transmission appears on the particular notice.

03.  Notices to the Manager shall be made as follows:

ALLSEAS MARINE S.A.

15 KARAMANLI AVE.

166 73 VOULA ATHENS, GREECE

PHONE : + 30 210 89 14 600

FAX : + 30 210 89 95 085

E-MAIL: info@allseas.gr

Notices to the Owner shall be made as follows:

_____________________________

C/O BOX SHIPS INC.

15 KARAMANLI AVE.

166 73 VOULA, ATHENS, GREECE

PHONE: + 30 89 14 600

FAX: +30 89 51 350

E-MAIL: info@box-ships.com

CLAUSE 19:     ENTIRE AGREEMENT

This Agreement contains the entire agreement of the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, either verbal or written, between the parties with respect to such subject matter, and no amendment of any provision hereof will be binding upon any party unless in writing and signed by the party agreeing to such amendment.

For and behalf of the Manager	For and behalf of the Owner

George Skrimizeas	Aikaterini Stoupa
Attorney-in-Fact	Attorney-in-Fact

The foregoing is consented to and joined solely with respect to Clause 8.05 by Box Ships Inc.

For and behalf of Box Ships Inc.

Robert Perri
Attorney-in Fact